Exactech, Inc.
2320 NW 66th Court
Gainesville, FL 32653

December 2, 2016

Via EDGAR Submission

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:    Michael Fay
Kate Tillan
Tom Jones
Tim Buchmiller
Martin James

Re:    Exactech, Inc.
File No. 000-28240
Comment Letter Dated November 22, 2016

Ladies and Gentlemen:
This letter is in regard to the above referenced comment letter (the “Comment Letter”), addressed to Mr. Joel C. Phillips, Chief Financial Officer of Exactech, Inc. (the “Company”). On behalf of the Company, I confirm receipt of the Comment Letter. In addition, per the telephonic conversation between the Company’s outside counsel, Drew M. Altman, Esq. of Greenberg Traurig, P.A., and Tom Jones of the Staff of the Securities and Exchange Commission, held on December 2, 2016, I confirm that the Company will provide its response to the Comment Letter no later than December 21, 2016.
If you or any other member of the Staff should have any further comments or questions regarding this letter, please feel free to contact the undersigned by phone at (352) 377-1140 or, alternatively, at the Company’s address contained in the Comment Letter.

Very truly yours, /s/ Joel C. Phillips Joel C. Phillips Chief Financial Officer